Bimotal, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bimotal, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 16, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	398,818	1,471,277
Accounts Receivable - Related Party	500,000	-
Security Deposit	18,000	-
Other Assets	787	-
Total Current Assets	917,605	1,471,277
Non-current Assets		
Intangible Assets: Patents and Research and Development, net of Accumulated Depreciation	1,085,424	77,758
Security Deposits	2,000	2,000
Net deferred tax asset	157,822	209,568
Right of Use Lease Assets	480,586	-
Total Non-Current Assets	1,725,832	289,325
TOTAL ASSETS	2,643,438	1,760,602
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	86,963	144
Other Liabilities	18,604	22,718
Current Portion of Right of Use Lease Liability	83,101	-
Total Current Liabilities	188,667	22,862
Long-term Liabilities		
Future Equity Obligations	117,500	-
Future Equity Obligations - Related Parties	40,000	-
Notes Payable - Related Party	43,880	41,529
Non-current Portion of Right of Use Lease Liability	442,944	-
Total Long-Term Liabilities	644,324	41,529
TOTAL LIABILITIES	832,991	64,391
EQUITY		
Common Stock	72	72
Preferred Stock	18	18
Additional Paid in Capital	2,286,332	2,286,332
Accumulated Deficit	(475,975)	(590,211)
Total Equity	1,810,447	1,696,212
TOTAL LIABILITIES AND EQUITY	2,643,438	1,760,602

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	119,947	51,850
Revenue - Related Party	1,100,000	100,000
Cost of Revenue	15,405	-
Gross Profit	1,204,542	151,850
Operating Expenses		
Advertising and Marketing	69,104	76,339
General and Administrative	633,708	398,884
Research and Development	-	204,270
Rent and Lease	136,310	19,200
Depreciation	79,936	-
Amortization	117,172	-
Total Operating Expenses	1,036,229	698,693
Operating Income (loss)	168,313	(546,843)
Other Income		
Interest Income	18	1
Other	-	18,597
Total Other Income	18	18,598
Other Expense		
Interest Expense	2,351	1,005
Total Other Expense	2,351	1,005
Earnings Before Income Taxes	165,981	(529,250)
Provision for Income Tax Expense/(Benefit)	51,746	(139,052)
Net Income (loss)	114,236	(390,199)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	6,465,339	65	-	-	7,584	(200,012)	(192,364)
Issuance of Stock	752,615	8	897,739	9	1,112,233	-	1,112,250
Conversion of Notes into Preferred Stock	-	-	952,011	10	1,166,515	-	1,166,525
Net Income (Loss)	-	-	-	-	-	(390,199)	(390,199)
Ending Balance 12/31/2021	7,217,954	72	1,849,750	18	2,286,332	(590,211)	1,696,212
Issuance of Stock	343,328	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	114,236	114,236
Ending Balance 12/31/2022	7,561,282	72	1,849,750	18	2,286,332	(475,975)	1,810,447

Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	114,236	(390,199)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	79,936	-
Amortization	117,172	-
Accounts Payable and Accrued Expenses	86,819	(6,419)
Accounts Receivables - Related Party	(500,000)	-
Other	(4,902)	14,681
Change in deferred Tax Asset	51,746	(139,052)
Change in right of use assets	45,460	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(123,770)	(130,790)
Net Cash provided by (used in) Operating Activities	(9,535)	(520,988)
INVESTING ACTIVITIES		
Equipment, Leasehold Improvements, & Furniture and Fixtures	(79,936)	3,453
Patents & Research and Development	(1,124,840)	(62,318)
Security Deposit	(18,000)	
Net Cash provided by (used by) Investing Activities	(1,222,775)	(58,865)
FINANCING ACTIVITIES		
Proceeds from Future Equity Obligations	117,500	529,000
Proceeds from Future Equity Obligations - Related Parties	40,000	320,000
Proceeds from Notes Payable - Related Party	2,351	1,005
Proceeds from the Issuance of Common Stock	-	8
Proceeds from the Issuance of Preferred Stock	-	9
Additional Proceeds from Paid-in Capital	-	1,112,233
Net Cash provided by (used in) Financing Activities	159,851	1,962,255
Cash at the beginning of period	1,471,277	88,876
Net Cash increase (decrease) for period	(1,072,459)	1,382,402
Cash at end of period	398,818	1,471,277

Bimotal, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bimotal, Inc. ("the Company") was formed in Delaware on July 7th, 2019. The Company is a small electric powertrain company, designing and producing powertrains: 1) D2C (direct to consumer), 2) B2B (business to business). The Company is currently in two B2B partnerships. Currently they are based primarily on non-recurring engineering fees but will translate to hardware deliveries once production is achieved.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company had two revenue streams during the periods under review.

The Company recognized revenue of $1,197,548 and $150,000 in 2022 and 2021, respectively, from consulting services provided. The Company's primary performance obligation is to ensure to satisfy all agreed upon requirements. The Company recognizes revenue as milestones are reached.

The Company also recognized revenue of $22,400 and $1,850 in 2022 and 2021, respectively, from product sales. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Shipment is not initiated until full payment is received from the customer. Since the Company is still in production, their warranty has not been finalized by the leadership team on their D2C product.

Concentration of Revenue

The Company generated revenue of $1,100,000 or 90% of revenue and $100,000 or 66% of revenue in 2022 and 2021, respectively, from a related party.

Concentration of Supplier

The Company sources microchips for its products from a Taiwanese supplier. Given the uncertain geopolitical climate surrounding Taiwan's relations with other foreign countries, the Company perceives a potential risk associated with future microchip procurement. Furthermore, recent years have seen shortages of these microchips, adding to the concerns.

In the event that the current supplier becomes unable to maintain production and sales of the microchip, the Company estimates it would take approximately a year to develop the chip in-house.

Intangible Assets

The following table details the Company's intangible assets as of December 31st, 2022.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Research & Development	10	1,127,596	(112,760)	-	1,014,836
Patents	17	75,000	(4,412)	-	70,588
Grand Total	**-**	**1,202,596**	**(117,172)**	**-**	**1,085,424**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Research and Development

Research and development costs are expensed as incurred, except for qualifying development costs that meet the criteria for capitalization in accordance with Accounting Standards Codification (ASC) 730-10-25, Intangible Assets - Goodwill and Other. The Company considers various factors when evaluating the recoverability of capitalized research and development costs, including but not limited to, technological advancements, market conditions, estimated future cash flows, and any other relevant factors. It is important to note that the capitalized research and development costs may not represent the ultimate fair value of the related assets as they are subject to amortization and potential impairment adjustments in the future.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company leases its office space requiring monthly payments of $8,580 in 2023 and then increases to $8,923 for the remainder of the lease. The current lease expires on February 28th, 2025, and is cancelable upon written notice by delivery to the lessor not earlier than 90 days and not later than 30 days prior to the end of the term of the lease. The agreement includes an option to extend the lease term for an additional 3 years after February 28th, 2025. The Company had a security deposit of $18,000 related to this lease as of December 31st, 2022. Future minimum lease payments as of December 31st, 2022, are as follows:

Year Ending December 31,	Payment
2023	102,300
2024	106,390
2025	110,636
2026	115,068
2027	119,672
Thereafter	30,111
Total undiscounted cash flows	584,177
Less: present value discount	(58,132)
Total lease liabilities	526,045

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying

stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates. Management has concluded that the estimated fair value of the Company’s stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	483,853	$0.18
Granted	1,314,000	$0.18
Vested	(639,305)	$0.18
Forfeited	-	$-
Nonvested shares, December 31, 2021	1,158,548	$0.18
Granted	129,468	$0.18
Vested	(416,895)	$0.18
Forfeited	-	$-
Nonvested shares, December 31, 2022	871,121	$0.18

The following is an analysis of options (common stock) to purchase shares of the Company’s stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	-
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2021	-	-
Granted	776,140	$0.18
Exercised	-	-
Cancelled	(60,000)	$0.18
Total options outstanding, December 31, 2022	716,140	$0.18
Options exercisable, December 31, 2022	89,688	$0.18

The following is an analysis of nonvested options (common stock) to purchase shares of the Company's stock:

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	-	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	-	$ -
Granted	776,140	$0.18
Vested	(89,688)	$0.18
Forfeited	-	$ -
Nonvested options, December 31, 2022	626,452	$0.18

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	297,740	209,568
Effect of Cash versus Accrual Accounting for Expenses	-	
Total	297,740	209,568
Deferred tax liabilities:		
Effect of Cash versus Accrual Accounting for Revenue Receivables	139,918	-
Total	139,918	-
Less: Valuation Allowance		
Net deferred tax asset (liability)	157,822	209,568

The provisions for income taxes consist of the following components:

	2022	2021
Current	-	
Change in deferred asset/liability	51,746	(139,052)
Total Provision for Expense/(Benefit)	51,746	(139,052)

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	2022	2021
Income (Loss) before federal income tax expense	165,981	(529,250)
Federal statutory income tax at 21%	34,856	(111,143)
Non-deductible expenses	4,137	13,182
Non-taxable Income (PPP Loan Forgiveness)	-	(3,480)
Effect of state income taxes, net of federal benefit	11,591	(36,961)
Other Book to tax Differences	1,161	(650)
Total Provision for Expense/(Benefit)	51,746	(139,052)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had a loan balance of $43,880 from founders as of December 31st, 2022. The loan does not accrue interest and is due on demand.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with related parties totaling $360,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 20% discount. Some agreements are subject to a valuation cap. The valuation caps of the agreements are $8M and $25M.

The Company had accounts receivable of $500,000 as of December 31st, 2022, and generated revenue totaling $1,100,000 and $100,000 in 2022 and 2021, respectively, from a company that is a preferred shareholder.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8MM for the Series-1 round, which all converted in 2021 upon a qualified financing event, and $25MM for the Series-2 round.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	43,880
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 12,000,000 common shares with a par value of $0.00001 per share. 7,561,282 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,747,489 preferred shares with a par value of $0.00001 per share. 1,849,750 shares were issued and outstanding as of 2022.

Voting: Preferred shareholders have one vote for every common share they could own if converted.

Dividends: The holders of the Series Seed preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Seed preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 16, 2023, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $50,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right

of the investor to future equity in the Company during qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $25MM.

The entire $500,000 accounts receivable balance as of December 31st, 2022, was collected in January of 2023.

The Company has entered into a sales commitment resulting in 150 preorders for which the Company expects to recognize a loss of approximately $45,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses and negative cash flows from operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.